SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549
(202) 942-2940
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2006 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to .
Commission file number: 1-7221
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MOTOROLA 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Motorola, Inc., 1303 E. Algonquin Road, Schaumburg, IL 60196

Financial Statements, Signatures and Exhibits
The following financial statements, signatures and exhibits are part of this report.

Exhibit No.	Description	Page

No. 23	Consent of Independent Registered Public Accounting Firm	28

Report of Independent Registered Public
Accounting Firm
Retirement Committee
Motorola, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Motorola, Inc. 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Motorola, Inc. 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4(i), schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP

Tempe, Arizona
June 28, 2007

MOTOROLA, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005
(In thousands)

	2006	2005
Assets:
Investments at fair value:
U.S. Government and agencies securities	$87,805	106,729
Corporate bonds and debentures	127,509	129,228
Motorola, Inc. common stock	598,379	783,994
Investments in common/collective trusts	3,177,498	2,596,238
Plan interest in master trusts	1,898,443	1,915,936
Participant loans	56,822	67,962

Total investments	5,946,456	5,600,087

Receivables:
Employer contributions	8,467	9,256
Employee contributions	5,193	5,003
Pending trade sales	3,108	498
Interest receivable	2,828	2,982
Dividends receivable	1,474	1,365
Asset transfer in transit	—	283

Total receivables	21,070	19,387

Total assets	5,967,526	5,619,474

Liabilities:
Pending trade purchases	—	1,360
Other	538	572

Total liabilities	538	1,932

Net assets available for benefits	$5,966,988	5,617,542

See accompanying notes to financial statements.

MOTOROLA, INC. 401(k) PLAN
Statements of Changes Net Assets Available for Benefits
Years ended December 31, 2006 and 2005
(In thousands)

	2006	2005
Investment income:
Net appreciation in fair value of investments	$336,664	362,553
Interest	24,553	19,228
Dividends	5,988	5,790
Plan interest in investment income in master trusts	214,550	115,118

Total investment income	581,755	502,689

Contributions:
Participants	251,660	238,793
Employer	83,620	79,679
Rollover	14,655	7,904

Total contributions	349,935	326,376

Deductions from net assets attributed to:
Benefits paid to participants	552,905	461,221
Administrative and other expenses	7,878	7,170

Total deductions	560,783	468,391

Net increase before transfers	370,907	360,674
Transfer in of assets relating to acquisitions	—	9,157
Transfer out of assets relating to dispositions	(21,461)	(1,003,617)

Net (decrease) increase	349,446	(633,786)
Net assets available for benefits:
Beginning of year	5,617,542	6,251,328

End of year	$5,966,988	5,617,542

See accompanying notes to financial statements.

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of Plan

The following description of the Motorola, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan was formerly known as the Motorola, Inc. 401(k) Profit Sharing Plan, but was renamed effective January 1, 2005.
(a)	General

The Plan is a defined contribution plan sponsored by Motorola, Inc. and certain subsidiaries (the Company) covering substantially all domestic employees. Employees become eligible to contribute to the Plan immediately upon employment. Participants are eligible to receive Company contributions to their account on the first of the month following their first (or a subsequent) employment anniversary, after they have completed an anniversary year in which they worked at least 1,000 hours.

Effective October 1, 2002, the Plan was amended to convert a portion of the Plan to a stock bonus plan and non-leveraged employee stock ownership plan (ESOP). The ESOP portion of the Plan is designed to invest primarily in shares of the Company’s common stock. The ESOP portion of the Plan is participant directed, which satisfies diversification requirements. Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Trustee prior to the time that such rights are to be exercised. Dividends paid on the Company’s common stock are allocated to the participants account and reinvested in Company common stock or paid directly to participants at the election of the participant. Pass-through dividends amounted to $67,000 and $62,000 in 2006 and 2005, respectively.

(b)	Contributions

Participants may elect to contribute up to 30% of their pre-tax compensation, up to the annual deferral limit set by the Internal Revenue Code (IRC). The annual deferral limits as set by the IRC were $15,000 and $14,000 in 2006 and 2005, respectively. The plan also allows for participants age 50 and older to contribute additional tax-deferred contributions. These catch-up contributions are subject to IRS limits of $5,000 in 2006 and $4,000 in 2005. Beginning in 2007 the IRS will adjust the dollar amount in increments of $500.

The Company makes matching contributions to participants equal to $0.50 for each dollar of participant deferrals up to 6% of pre-tax compensation, not to exceed 3% of pre-tax compensation for the period. If during the Plan year the total matching contribution made on behalf of a participant does not equal the maximum amount of matching contribution required, and the participant satisfies certain specified requirements, the Company shall within 30 days after the Plan year-end, make a lump sum contribution to the participant’s account equal to the difference between the required matching contribution and the amount actually made.

Effective January 1, 2005, the Company froze its defined benefit pension plan (Pension Plan). As a result of freezing the Pension Plan, new employees of the Company will not be eligible to participate in the Pension Plan, and will be designated as non-pension eligible. Non-pension eligible participants will receive a matching contribution equal to $1.00 for each dollar of participant deferrals up to 3%,

6	(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
and $0.50 for each dollar of participant deferrals between 3% and 5%. There is no change for pension-eligible participants.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals, and allocations of Company matching and profit sharing contributions, plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are fully vested in their elective deferrals and related earnings at all times. A participant will be 100% vested in employer contributions and earnings thereon after they have completed an anniversary year in which they worked at least 1,000 hours in a year. However, the participants become 100% vested in their account balances upon reaching normal retirement age, total and permanent disability, death, or Plan termination.

Participants who terminated employment prior to July 1, 2000, but chose to leave their account balances in the Plan are subject to forfeit the unvested portion of employer contributions upon the earlier of their withdrawal from the Plan, or the five year anniversary of their employment termination. Terminated employees who have left their account balances in the Plan and are rehired by the Plan Sponsor within five years are not subject to forfeiture of their unvested employer contributions. For the years ended December 31, 2006 and 2005, all forfeiture amounts of $247,000 and $83,000, respectively, were used to offset Company contributions.

The portion of employer contributions not vested upon termination of employment is forfeited and is used to offset Company contributions.

(e)	Benefits

At the option of the participant, distributions from the Plan may be made in the form of: (a) a lump-sum distribution with the option of receiving shares of Motorola stock or cash, (b) annual distributions from the Plan (available only to retiring participants) or combinations thereof. Participants hired after January 1, 1996 may not elect the Annuity or Annual Distribution options. Partial distributions (with a minimum of $5,000) are made available to participants, with no more than one distribution in any three-month period. Participants are not required to cash out their entire benefits at age 70 (although this requirement applies to beneficiaries). Additionally, in-service withdrawals are extended to participants who have attained age 59-1/2 for pretax, post-tax, and rollover contributions. Hardship withdrawal of rollover contributions is permitted. Participants who terminate employment with the Company for any reason, and have a vested account balance of $1,000 or less will have their account balance distributed in the form of a lump-sum distribution.

Participants who have attained the age of 70-1/2 and who are an employee of the Company may withdraw all or any portion of his/her account subject to IRS minimum distribution requirements. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

7	(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Participants who are an employee of the Company and who have made a rollover transfer into the Plan may withdraw all or any portion of his/her rollover transfer amounts at any time. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less their highest outstanding loan balance in the last 12 months or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund to the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a reasonable interest rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates are based on the prime rate (published in the Wall Street Journal) plus 0.5% unless the plan administrator determines the interest rate is not reasonable. Prior to July 16, 2003, interest rates included a 0.3% loan insurance fee. Loan interest rates ranged from 6.0% to 8.75% and 5.75% to 7.5% in 2006 and 2005, respectively. Principal and interest is paid ratably through payroll deductions. A $50 processing fee is charged for loans.

(g)	Plan Termination

Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. It has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Certain prior year balances have been reclassified to conform to the current year’s presentation.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments in common stock, corporate debt instruments and government securities are stated at fair value as determined by quoted market prices in an active market. Investments in common/collection trust funds are stated at the established fair values of the underlying assets of the funds, which have been determined based on unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the funds’ net assets at fair value by its units outstanding at the valuation dates. The fair value of the Plan’s interest in the master trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Loans to participants are valued at cost.

8	(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The resulting increase or decrease in investment values is recorded in net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for benefits.

The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Administrative and Other Expenses

The expenses necessary to administer the Plan are paid out of Plan assets.

(e)	Payment of Benefits

Benefits are recorded when paid.
(3)	Plan Amendments
(a)	Amendment 2005 — 1

The Company amended the Plan to comply with new legislation and regulations limiting automatic cash-out distributions, effective March 28, 2005. In the event a participant is terminated for any reason and the non-forfeitable amount credited to the participant’s accounts as of the Valuation Date immediately preceding the date of distribution does not exceed $1,000 (previously $5,000) the amount will be distributed in a lump sum to the terminated employee.

(b)	Amendment 2006 — 1

The Company amended the Plan to Comply with the Gulf Opportunity Zone Act of 2005 (GOZA), effective January 1, 2005. Eligible participants may take and repay “Qualified Hurricane Distributions” as defined in GOZA, and may take loans up to the limits and according to the terms set forth in GOZA.
(4)	Party-in-Interest

Plan investments are managed by Northern Trust. Northern Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Investments in Motorola, Inc. common stock represented approximately 10% and 14% of plan net assets at December 31, 2006 and 2005, respectively.

9	(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(5)	Investments

At December 31, 2006, the fair value of individual investments which exceeded 5% of net assets available for benefits are as follows (in thousands):

MFB NTGI COLTV:
Daily S&P 500 Equity Index Fund	$1,160,459
Daily S&P Midcap 400 Equity Index Fund	583,772
Daily Russell 2000 Equity Index Fund	333,731
Daily EAFE Index Fund	632,292

Motorola, Inc. common stock	598,379

MFO Motorola:
Bond pool	722,940
Stock pool	1,175,503
At December 31, 2005, the fair value of individual investments which exceeded 5% of net assets available for benefits are as follows (in thousands):

MFB NTGI COLTV:
Daily S&P 500 Equity Index Fund	$1,037,967
Daily S&P Midcap 400 Equity Index Fund	554,413
Daily EAFE Index Fund	361,465

Motorola, Inc. Common Stock	783,994

MFO Motorola:
Bond Pool	748,593
Stock Pool	1,167,343

10	(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

For the year ended December 31, 2006:
U.S. Government and agencies securities	$12
Corporate bonds and debentures	61
Motorola, Inc. common stock	(50,623)
Investments in common/collective trusts	387,214

Net appreciation in fair value of investments	$336,664

For the year ended December 31, 2005:
U.S. Government and agencies securities	$(2,208)
Corporate bonds and debentures	(3,399)
Motorola, Inc. common stock	216,659
Investments in common/collective trusts	151,501

Net appreciation in fair value of investments	$362,553

(6)	Interest in Master Trusts

During 2000, a master trust arrangement was established whereby certain of the Plan’s investments are held in two master trust accounts at Northern Trust. The master trust accounts also include the investment assets of the Motorola, Inc. Pension Plan. Investment income and administrative expenses of the master trust accounts are allocated to the Plan and the pension plan based on the relative market values of each plan’s net assets on a daily basis.

11	(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The fair value of the investments for the master trusts and the Plan’s interest in the master trusts at December 31, 2006 and 2005 is summarized as follows (in thousands):

	2006	2005
Bond pool investments:
Investments at fair value:
U.S. Government and agencies securities	$736,569	893,673
Common stock	205	359
Corporate bonds and debentures	792,104	644,764
Investments in common/collective trusts	329,007	331,080
Short-term investments	27,733	27,786
Cash — under securities lending agreements	302,643	352,460
U.S. Government securities — under securities lending agreements	22,269	35,778

	2,210,530	2,285,900
Receivables:
Pending trade sales and income receivable	16,672	17,661
Liabilities:
Pending trade purchases and other liabilities	(107,900)	(210,275)
Corporate bonds and debentures — under securities lending agreements	(96,347)	(75,426)
U.S. Government and agencies securities — under securities lending agreements	(228,565)	(312,812)

Net bond pool investments in master trust	1,794,390	1,705,048
Percentage allocated to the Plan — bond pool investments	40.289%	43.904%

Net Plan interest in master trust — bond pool investments	722,940	748,593

Stock pool investments:
Investments at fair value:
Common and preferred stock	2,540,446	2,375,147
Investments in common/collective trusts	2,025,826	1,740,705
Short-term investments	26,692	5,753
Cash — under securities lending agreements	212,959	252,056
U.S. Government securities — under securities lending agreements	4,076	—

	4,809,999	4,373,661
Receivables:
Pending trade sales and income receivable	35,025	33,014
Liabilities:
Pending trade purchases and other liabilities	(40,206)	(30,715)
Common stocks — under securities lending agreements	(217,035)	(252,056)

Net stock pool investments in master trust	4,587,783	4,123,904
Percentage allocated to the Plan — stock pool investments	25.622%	28.307%

Net Plan interest in master trust — stock pool investments	1,175,503	1,167,343

Net Plan interest in master trusts	$1,898,443	1,915,936

12	(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The net investment gain of the master trust for the year ended December 31, 2006 and 2005 is summarized as follows (in thousands):

	2006	2005
Net investment gain:
Bond pool investments:
Net appreciation (depreciation) in fair value of investments:
U.S. Government and agencies securities	$(436)	(8,221)
Corporate bonds and debentures	(1,781)	(17,400)
Corporate stock common	4,249	405
Corporate stock preferred	(1)	14
Investments in common/collective trusts	10,260	6,588
Short-term and other investments	(286)	(263)

	12,005	(18,877)
Interest and dividends	68,033	61,005

	80,038	42,128
Administrative expenses	(2,373)	(2,351)

	77,665	39,777

Weighted average percentage allocated to the Plan — bond pool investments	40.289%	43.904%

Plan interest in master trust investment gain — bond pool investments	31,290	17,464

Stock pool investments:
Net appreciation (depreciation) in fair value of investments:
Common and preferred stock	340,724	193,318
Investments in common/collective trusts	297,389	115,940
Investments in registered investment companies	(140)	—
Short-term and other investments	(244)	(554)

	637,729	308,704
Interest and dividends	53,125	37,508

	690,854	346,212
Administrative expenses	(8,422)	(7,774)

	682,432	338,438

Weighted average percentage allocated to the Plan — stock pool investments	26.854%	28.854%

Plan interest in master trust investment gain — stock pool investments	183,260	97,654

Net plan interest in master trusts investment gain	$214,550	115,118

The Master Trusts enter into securities lending transactions with broker/dealers for which fees are paid to the Master Trusts. The securities are required to be 100% collateralized by cash, U.S. Government securities, or irrevocable bank letters of credit. Fees earned on securities lending activity are included in interest income. Either party may terminate the lending agreement at anytime and the collateral shall be used for any failure to deliver borrowed securities.

13	(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Fair value of securities loaned by type of investment and corresponding collateral that pertain to the Master Trusts at December 31, 2006 were as follows (in thousands):

	Securities	Collateralized by
	under		Corporate and
	lending		government
	agreements	Cash	bonds and notes
Bond pool investments	$324,912	302,643	30,347
Stock pool investments	217,035	212,959	12,218

Total securities lending in Master Trusts	$541,947	515,602	42,565

Fair value of securities loaned by type of investment and corresponding collateral that pertain to the Master Trusts at December 31, 2005 were as follows (in thousands):

	Securities	Collateralized by
	under		Corporate and
	lending		government
	agreements	Cash	bonds and notes
Bond pool investments	$388,238	352,460	45,129
Stock pool investments	252,056	262,171	867

Total securities lending in Master Trusts	$640,294	614,631	45,996

(7)	Federal Income Taxes

The Plan has received a favorable determination letter dated November 21, 2002 from the Internal Revenue Service regarding the Plan’s Federal income tax status. The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The trust is exempt from Federal income taxes pursuant to the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)	Transfer of Assets Relating to Acquisitions and Dispositions

The following net assets were transferred into the Plan as a result of acquisitions or out of the plan as a divestiture during the Plan year ended December 31, 2006 (in thousands):

		Amount
Effective date	Divestiture	transferred out
August 25, 2006	Continental-Teves’ 401(k) Plan	$21,461

Total transferred out		$21,461

14	(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The following net assets were transferred into the Plan as a result of acquisitions or out of the plan as a divestiture during the Plan year ended December 31, 2005 (in thousands):

		Amount
Effective date	Acquisition	transferred in
January 5, 2005	Quantam Bridge	$4,456
February 9, 2005	Crisnet	894
February 4, 2005	Mesh	3,128
June 8, 2005	Ucentric	679

Total transferred in		$9,157

		Amount
Effective date	Divestiture	transferred out
January 14, 2005	Freescale	$988,512
March 24, 2005	Freescale PS contribution	10,373
June 27, 2005	Freescale additional participants	4,732

Total transferred out		$1,003,617

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

	Year ended December 31
	2006	2005
Benefits paid to participants per the financial statements	$552,905	461,221
Amounts allocated to deemed distributions	(1,927)	—
Amounts allocated to withdrawing participants at December 31, 2006 and 2005, respectively	2,219	4,179
Amounts allocated to withdrawing participants at December 31, 2005 and 2004, respectively	(4,179)	(6,402)

Benefits paid to participants per the Form 5500	$549,018	458,998

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$5,966,988	5,617,542
Amounts allocated to withdrawing participants at December 31, 2006 and 2005, respectively	(2,219)	(4,179)

	$5,964,769	5,613,363

15	(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The following is a reconciliation of other receivables per the financial statements to the Form 5500 (in thousands):

	December 31
	2006	2005
Income and dividends receivable per the financial statements	$4,302	4,347
Rollover receivable	—	8
Net pending trade sales	3,108	(862)
Asset transfer in transit	—	283

Other receivable per the Form 5500	$7,410	3,776

(10)	Legal Matters

In the ordinary course of business, Motorola is a defendant on behalf of the Plan in various lawsuits, including actions filed by former participants. The Plan Sponsor believes these legal proceedings will not have a material adverse effect on the Plan or the financial results of the Plan.

16

MOTOROLA INC. 401(k) PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2006
Schedule H, Line 4(i)
Schedule of Assets Held for Investment Purposes

(A)	(B)	(C)		(D)	(E)
	Identity of Issuer, Borrower,	Description of			Current
	Lessor or Similar Description	Investment		Cost	Value

	U.S. Government Securities

	United States — USD
	FEDERAL HOME LN BKS SER 00-0582 CLASS-H 4.75 DUE 10-25-201 CUSIP: 3133XDDP3		647,157.830	645,135.460	642,711.860
	FEDERAL HOME LN BKS SER 6T-9009 CL 1 3.84% DUE 11-25-20 CUSIP: 3133X9DY3		1,585,697.920	1,574,935.000	1,532,905.280
	FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN POOL #A2-541 CUSIP: 31297DAL2		1,114,538.850	1,145,188.670	1,123,608.970
	FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN POOL #A4-740 CUSIP: 3128K8GL4		2,445,607.760	2,358,578.510	2,360,542.190
	FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN POOL #A5-296 CUSIP: 3128KFJN1		166,536.240	171,311.150	170,838.370
	FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN POOL #G0-200 CUSIP: 3128LXGM6		954,558.210	982,822.080	972,417.040
	FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN POOL #G1-221 CUSIP: 3128M1K40		945,514.730	945,810.200	944,785.740
	FHLB BD 3.73 01-04-2008/01-04-2006 CUSIP: 3133X9VZ0		550,000.000	543,290.000	542,050.850
	FHLB BD 4.5 09-26-2008/09-26-2006 CUSIP: 3133XDAE1		1,300,000.000	1,300,325.000	1,287,956.800
	FHLB CONS BD DTD 05/06/2004 3.44 11-06-2007/02-06-2 CUSIP: 3133X6FN1		1,000,000.000	978,870.000	985,265.000
	FHLB TRANCHE # TR 00643 4.4 07-28-2008/07-28-2 CUSIP: 3133XCJ46		750,000.000	742,642.500	742,355.250
	FHLB TRANCHE # TR 00716 4 03-10-2008/03-10-2 CUSIP: 3133XAT56		1,305,000.000	1,282,005.900	1,287,459.500
	FHLMC DTD 10/18/2005 4.5 04-18-2007/04-18-2 CUSIP: 3128X4QU8		1,000,000.000	998,147.000	997,714.000
	FHLMC GOLD C00632 7 07-01-2028 CUSIP: 31292GVZ6		43,102.270	44,348.190	44,477.750

	U.S. Government Securities

	United States — USD
	FHLMC GOLD C00647 6.5 09-01-2028 CUSIP: 31292GWG7		73,800.420	75,287.980	75,716.060
	FHLMC MULTICLASS PREASSIGN 00416 6 11-15-2027 CUSIP: 31396NTH9		871,353.900	878,603.830	879,051.440
	FHLMC MULTICLASS PREASSIGN 00851 3.5 05-15-2011 CUSIP: 31394M5L0		835,122.920	845,561.950	827,711.200
	FHLMC MULTICLASS SER 00H014 CL A3 2.351 08-15-2008 CUSIP: 31394TBG9		365,548.900	354,982.260	362,154.410
	FHLMC MULTICLASS SER 2587 CL KJ 3 06-15-2023 REG CUSIP: 31393NAK5		368,511.920	362,638.770	365,686.540
	FHLMC MULTICLASS SER 2596 CL J 5 01-15-2017 CUSIP: 31393NWN5		538,163.660	537,427.890	534,252.290
	FHLMC MULTICLASS SER 2672 CL HA 4 09-15-2016 CUSIP: 31394HX30		719,580.120	693,720.210	695,910.250
	FHLMC MULTICLASS SER 2706 CL EM 4.5 09-15-2020 CUSIP: 31394M5A4		775,000.000	759,500.000	758,063.930
	FHLMC MULTICLASS SER 2802 CL NA 4 04-15-2020 CUSIP: 31394YNS9		671,660.630	682,155.340	667,298.870
	FHLMC MULTICLASS SER 2841 CL PX 5.5 11-15-2027 CUSIP: 31395ETN7		516,341.790	517,209.080	516,699.100
	FHLMC MULTICLASS SER 2841 CL YA 5.5 07-15-2027 CUSIP: 31395EUG0		358,943.860	359,392.550	359,105.380
	FHLMC MULTICLASS SER 2938 CL WA 5 05-15-2026 CUSIP: 31395MXF1		842,555.760	838,013.870	837,788.580
	FHLMC MULTICLASS SER 3211 CL KD 5.5 08-15-2028 CUSIP: 31397B6E6		785,821.360	786,404.580	786,281.850
	FHLMC TRANCHE # TR 00043 4.15 12-07-2007/12-07-2 CUSIP: 3128X4BU4		1,500,000.000	1,478,955.000	1,483,798.500
	FNMA POOL #555592 5.5% 07-01-2033 BEO CUSIP: 31385XF93		1,351,885.320	1,371,952.370	1,338,104.200
	FNMA POOL #649654 7% DUE 07-01-2032 REG CUSIP: 31390LWP7		77,479.830	81,862.280	79,702.570

Schedule H, Line 4(i)
Schedule of Assets Held for Investment Purposes

(A)	(B)	(C)		(D)	(E)
	Identity of Issuer, Borrower,	Description of			Current
	Lessor or Similar Description	Investment		Cost	Value
	FNMA POOL #681377 5% DUE 01-01-2018 REG CUSIP: 31391Y6N2		1,721,067.360	1,780,766.890	1,697,301.140
	FNMA POOL #794807 4.768% 10-01-2034 BEO CUSIP: 31405PAG5		537,626.450	536,702.420	537,459.250
	FNMA POOL #799811 4.252% 11-01-2034 BEO CUSIP: 31405UR84		826,372.360	818,108.660	822,495.850
	FNMA PREASSIGN 00367 4 07-25-2033 CUSIP: 31393DRG8		239,475.690	234,985.520	235,555.710
	FNMA PREASSIGN 00635 5% DUE 09-15-2008 REG CUSIP: 31359MX40		250,000.000	249,899.250	249,722.000
	FNMA PREASSIGN 00638 5.5 11-25-2031 CUSIP: 31394UH70		785,460.270	780,428.410	787,110.520
	FNMA REMIC SER 2002-57 CL-JD 6 01-25-2031 CUSIP: 31392D2F8		798,272.020	797,585.990	798,030.940
	FNMA REMIC SER 2005-38 CL DN 5 12-25-2017 CUSIP: 31394DTA8		592,941.820	591,621.610	586,653.670
	FNMA REMIC TR 2005-36 CL-BA 4.5 10-25-2026 CUSIP: 31394DNJ5		603,353.600	591,592.920	595,376.660
	GNMA POOL #780677 8% DUE 11-15-2017 REG CUSIP: 36225AXE5		162,198.470	170,777.260	170,552.990
	GNMA 2003-036 REMIC TR CL C 4.254 02-16-2031 CUSIP: 38373SN94		1,000,000.000	959,062.500	967,387.000
	GNMA 2006-006 REMIC PASSTHRU CL A 4.04500007629 10-1 CUSIP: 38373MSP6		308,853.580	302,676.510	302,162.880
	GNMA 2006-008 REMIC PASSTHRU CTF CL A 3.942 08-16-2025 CUSIP: 38373MTK6		827,085.780	802,273.220	806,722.930
	GNMA 2006-009 REMIC PASSTHRU CTF CL A 4.201 08-16-2026 CUSIP: 38373MTD2		1,034,475.580	1,003,441.320	1,009,604.720
	GNMA 2006-019 REMIC PASSTHRU CTF CL A 3.38700008392 06-1 CUSIP: 38373MTZ3		690,691.050	656,156.500	664,659.600
	UNITED STATES TREAS NTS DTD 00118 4.5% DUE 02-28-2011 REG CUSIP: 912828EX4		11,185,000.000	11,208,067.930	11,102,421.150
	UNITED STATES TREAS NTS DTD 00125 4.875% DUE 05-15-2009 REG CUSIP: 912828FE5		345,000.000	346,900.190	345,754.860

	U.S. Government Securities

	United States — USD
	UNITED STATES TREAS NTS DTD 00134 4.875% DUE 08-15-2009 REG CUSIP: 912828FP0		1,660,000.000	1,663,598.340	1,664,993.280
	UNITED STATES TREAS NTS DTD 08/15/2002 3.25% DUE 08-15-20 CUSIP: 912828AH3		11,021,000.000	10,893,634.950	10,901,752.780
	UNITED STATES TREAS NTS T-NT 3.375% DUE 02-15-2008 REG CUSIP: 912828DK3		685,000.000	666,799.870	673,039.220
	US TREAS NTS DTD 00138 4.625 DUE 09-30-2008 REG CUSIP: 912828FT2		500,000.000	497,812.500	498,144.500
	US TREAS NTS INFLATION INDEX 3.875 DUE 01-15-2009 REG CUSIP: 9128274Y5		1,800,000.000	2,291,072.220	2,276,993.430
	US TREAS NTS 4.5 DUE 02-15-2009 REG CUSIP: 912828EV8		7,445,000.000	7,362,416.040	7,399,920.530
	US TREAS NTS 4.625 DUE 11-15-2009 REG CUSIP: 912828FX3		12,455,000.000	12,507,005.270	12,416,078.130
	US TSY 4.875 31MAY08 CUSIP: 912828FG0		1,170,000.000	1,163,601.560	1,169,451.270
	UTD STATES TREAS NTS 3.75 NTS 15/05/2008USD1000 3.75 DUE 0 CUSIP: 912828DT4		5,000,000.000	4,913,085.940	4,923,440.000

	Total United States — USD			88,127,151.41	87,805,198.78

	Total U.S. Government Securities			88,127,151.41	87,805,198.78

Schedule H, Line 4(i)
Schedule of Assets Held for Investment Purposes

(A)	(B)	(C)		(D)	(E)
	Identity of Issuer, Borrower,	Description of			Current
	Lessor or Similar Description	Investment		Cost	Value
	Corporate Debt Instruments — Preferred

	Canada — USD
	CHEVRONTEXACO CAP CO CHEVRONTEXACO CORPORATION 3.5 DU CUSIP: 166760AA6		250,000.000	247,925.000	247,066.750

	Total Canada — USD			247,925.00	247,066.75

	Netherlands — USD
	DEUTSCHE TELEKOM INTL FIN B V NT 3.875 DUE 07-22-2008/07- CUSIP: 25156PAE3		500,000.000	492,600.000	489,364.000
	DEUTSCHE TELEKOM INTL FIN B V NT 5.375% DUE 03-23-2011 REG CUSIP: 25156PAG8		500,000.000	502,245.000	498,485.500

	Total Netherlands — USD			994,845.00	987,849.50

	United Kingdom — USD
	CMO GRANITE MASTER ISSUER PLC 2006-2 NT CL A1 DUE 04-20-20 CUSIP: 38741YBQ1		793,572.630	793,572.630	792,620.340
	DIAGEO CAP PLC GLOBAL NT 3.375% DUE 03-20-2008 BEO CUSIP: 25243YAF6		250,000.000	244,462.500	244,162.250
	VODAFONE GROUP PLC NEW VODAFONE GROUP PLC 1/30/2008 3.95 CUSIP: 92857WAC4		1,150,000.000	1,140,471.500	1,132,812.100

	Total United Kingdom — USD			2,178,506.63	2,169,594.69

	United States — USD
	AL PWR CO SR NT SER G 5.375 DUE 10-01-2008 BEO CUSIP: 010392DK1		855,000.000	895,706.550	854,937.590
	AL PWR CO SR NT SER X 3.125 DUE 05-01-2008 REG CUSIP: 010392EH7		250,000.000	242,607.500	242,903.250
	ALABAMA PWR CO BD 3.5% DUE 11-15-2007/11-16-2 CUSIP: 010392EN4		600,000.000	599,832.000	590,386.200

	Corporate Debt Instruments — Preferred

	United States — USD
	ALCOA INC NT 2007 4.25 DUE 08-15-2007 BEO CUSIP: 013817AG6		500,000.000	500,892.500	495,394.000
	AMERICAN GEN FIN CORP MEDIUM TERM SR NTS-BOOK ENTRY MTN CUSIP: 02635PSV6		1,040,000.000	1,037,140.000	1,028,428.960
	AMERICREDIT AUTOMOBILE RECEIVABLES TR SER 2005-AX CL A-4 CUSIP: 03061NHX0		1,100,000.000	1,099,802.770	1,083,193.100
	AMERICREDIT AUTOMOBILE RECEIVABLES TR SER 2005-DA CL A2 CUSIP: 03061NJQ3		167,058.910	166,693.470	167,026.170
	AMERICREDIT AUTOMOBILE RECEIVABLES TR 20SER 2006-BG CL A CUSIP: 03062XAD8		1,000,000.000	999,756.100	1,001,229.000
	AMERIQUEST MTG SECS INC 2004-FR1 AST BKDCTF CL A-5 4.455 D CUSIP: 03072SQN8		1,100,000.000	1,082,984.370	1,081,326.400
	AMERITECH CAP FDG CORP 6.15 DUE 01-15-2008 REG CUSIP: 030955AL2		250,000.000	261,950.000	251,159.250
	AMERN GEN FIN CORP MEDIUM TERM SR NTS TRANCHE # TR 00385 CUSIP: 02635PSA2		750,000.000	739,860.000	745,640.250
	AMERN GEN FIN CORP MEDIUM TERM SR NTS TRANCHE # TR 00390 CUSIP: 02635PSF1		475,000.000	464,683.000	463,543.480
	AT&T INC NT FLTG RATE VAR RT DUE 05-15-2008 CUSIP: 00206RAA0		1,000,000.000	1,000,409.000	1,000,531.000
	AT&T WIRELESS SVCS INC NT 7.5% DUE 05-01-2007 BEO CUSIP: 00209AAH9		500,000.000	525,595.000	503,027.500
	BAY VIEW 2005-3 OWNER TR 2005-3 CL A-4 5.01% DUE 06-25-20 CUSIP: 07262NAD9		700,000.000	691,468.750	695,867.200

Schedule H, Line 4(i)
Schedule of Assets Held for Investment Purposes

(A)	(B)	(C)		(D)	(E)
	Identity of Issuer, Borrower,	Description of			Current
	Lessor or Similar Description	Investment		Cost	Value
	BERKSHIRE HATHAWAY FIN CORP SR NT 3.375% DUE 10-15-2008 REG CUSIP: 084664AC5		1,000,000.000	968,245.000	969,172.000
	BOEING CAP CORP NT 4.75 DUE 08-25-2008/08-24-2 CUSIP: 097014AJ3		250,000.000	248,455.000	248,098.250
	CAP 1 BK MEDIUM TERM SR BK NTS BOOK ENTRY MTN 4.25 DUE CUSIP: 14040EHJ4		600,000.000	585,402.000	588,156.600
	CAP 1 BK MEDIUM TERM SR BK NTS BOOK ENTRY NT 5 DUE 06- CUSIP: 14040EHL9		250,000.000	247,180.000	248,578.750
	CAP 1 PRIME AUTO RECEIVABLES TR 2006-2 CL A-4 4.940000057 CUSIP: 14042CAD6		730,000.000	729,876.270	726,953.710
	CAPITAL ONE MULTI-ASSET EXECUTION TR SER2003-C4 CL C4 3.65 CUSIP: 14041NAW1		1,000,000.000	989,531.250	975,948.000
	CARMAX AUTO OWNER SER 2006-2 CL A-3 5.15 DUE 02 CUSIP: 14312DAC9		1,000,000.000	1,002,109.380	999,746.000
	CATERPILLAR FINL SVCS CORP CATERPILLAR FINL SERVICESCORP CUSIP: 14911RAF6		650,000.000	619,248.500	625,702.350
	CATERPILLAR FINL SVCS CORP MEDIUM TERM NTRANCHE # TR 0076 CUSIP: 14912LZ61		1,000,000.000	999,200.000	998,002.000
	CENTEX HOME EQUITY LN TR 200 SEN_FIX_CAP04/25/ 10-25-2035 CUSIP: 152314PF1		735,000.000	729,028.130	729,714.620
	CHEVRONTEXACO CAP CO CHEVRONTEXACO CP 3.375 DUE 02-15-20 CUSIP: 166760AB4		250,000.000	245,200.000	245,035.250
	CIT GROUP INC NEW SR NT 4.125% DUE 11-03-2009 CUSIP: 125581AM0		650,000.000	637,500.500	630,367.400
	CITIBANK CR CARD ISSUANCE TR SER 2004-A1CL A1 2.55% DUE 01 CUSIP: 17305ECA1		1,110,000.000	1,109,689.200	1,108,442.670
	CITIBANK CR CARD ISSUANCE TR 2006-A2 NT 4.84999990463% DUE CUSIP: 17305EDA0		860,000.000	859,759.200	855,493.600
	CITIGROUP INC 5.625 DUE 08-27-2012 BEO CUSIP: 172967BP5		1,000,000.000	1,054,620.000	1,014,469.000
	CMO BANC AMER COML MTG INC SER 2002-PB2 CL A-3 DUE 06-11-2 CUSIP: 05947UER5		840,000.040	869,957.810	853,981.840
	CMO CHASE MTG FIN TR SER 2005-A1 CL 3A1 FLT RT DUE 12-25-2 CUSIP: 16162WPJ2		261,400.660	256,336.120	259,128.040
	CMO CITIGROUP MTG LN TR 2006-AR1 MTG BKDNT CL I-A1 DUE 10- CUSIP: 17307G2Z0		381,203.890	376,915.350	377,285.500
	CMO COML MTG ACCEP CORP CML MTG PASS SER 1998-C2 CL A-3 CUSIP: 201728DL3		365,000.000	367,865.820	367,352.430
	CMO COMMERCIAL MTG ASSET TR CMAT 99-C2 A1 7.285% DUE 11-1 CUSIP: 201730AV0		346,416.060	350,137.320	349,196.740

	Corporate Debt Instruments — Preferred

	United States — USD
	CMO CR SUISSE 1ST BSTN MTG SECS CORP SER2002-5 CL 1A44 CUSIP: 22540VZD7		164,642.500	163,510.590	164,260.040
	CMO CWALT INC 2004-35T2 MTG PASSTHRU CTFCL A-1 6% DUE 02-2 CUSIP: 12667FM51		267,976.290	267,641.320	267,908.220
	CMO GE COML MTG CORP 2006-1 A-1 5.45839738846% DUE CUSIP: 36828QRU2		729,582.890	731,406.040	731,114.280
	CMO HARBORVIEW MTG LN TR 2005-4 MTG PASSTHRU CTF CL 3- CUSIP: 41161PMX8		466,431.230	460,675.030	462,583.170
	CMO INDYMAC INDA MTG LN TR SER 2006-AR3 CL 1A1 DUE 12-25-2 CUSIP: 45662FAA8		430,545.760	427,922.120	428,669.870
	CMO MERRILL LYNCH MTG INVS INC ML SER 2006-A1 CL I-A1 DU CUSIP: 59020U5U5		108,915.840	108,252.150	109,828.880
	CMO MORGAN STANLEY CAP I INC SER 2006-HQ8 CL A1 FLT CUSIP: 617451FF1		680,205.120	680,202.390	677,481.580
	CMO POPULAR ABS INC 2005-3 CL AF-3 4.43699979782% DUE CUSIP: 73316PDM9		1,080,000.000	1,060,003.130	1,062,288.000
	CMO RESDNTL ACCREDIT LNS INC MTG PASS TH2004-QS11 CL A-3 CUSIP: 76110HWW5		464,644.400	461,449.970	461,271.080
	CMO RESDNTL FDG MTG SECS II INC 2005 HS1HOME LN NT CL A CUSIP: 76110VRU4		401,379.120	401,379.120	400,241.610
	CMO STRUCTURED ADJ RATE MTG LN TR SER 2006-1 CL 5-A1 DUE CUSIP: 863579P85		306,223.220	303,783.930	304,143.050
	CMO USAA AUTO OWNER TR 2006-2 CMO USAOT 5.31% DUE 03-15-20 CUSIP: 903277AB7		695,000.000	694,975.620	695,010.430
	CMO WA MUT MTG PASS-THRU CTFS WMA CL 3-A-3 VAR RATE DUE CUSIP: 93935BAD2		990,000.000	990,000.000	993,218.490

Schedule H, Line 4(i)
Schedule of Assets Held for Investment Purposes

(A)	(B)	(C)		(D)	(E)
	Identity of Issuer, Borrower,	Description of			Current
	Lessor or Similar Description	Investment		Cost	Value
	CMO WACHOVIA BK COML MTG TR 2006-C23 CL A-1 5.203% DUE 01- CUSIP: 92976BDP4		688,476.870	688,468.600	686,271.680
	CMO WAMU MTG PASS THRU CTFS SER 2006-AR16 CL 1-A1 CUSIP: 92925GAA1		528,247.650	526,779.390	528,541.880
	CMO WAMU MTG PASS THRU CTFS SER 2006-AR18 CL 1-A1 CUSIP: 933637AA8		545,000.000	544,594.740	546,030.050
	CMO WAMU MTG PASS THRU CTFS SER 2006 AR8CL 1-A4 VAR RATE D CUSIP: 93362FAD5		321,482.350	323,491.620	323,809.880
	CMO WAMU MTG PASS-THROUGH CTFS 2005-AR121-A8 VAR 4.84623% CUSIP: 92922F3N6		1,156,896.710	1,154,004.470	1,143,675.690
	CMO WAMU MTG PASS-THRU CTFS 2003-S7 MTG PASSTHRU CTF CL A- CUSIP: 92922FBK3		363,618.450	350,891.800	350,477.280
	CMO WELLS FARGO MTG BACKED SECS 2006-AR10 TR CL VA CUSIP: 94983YAK5		440,270.700	440,958.620	440,697.320
	CMO WELLS FARGO MTG BACKED SECS 2003-1 TR SER 2003-1 CL-2 CUSIP: 94980HAU3		420,241.940	419,060.010	418,845.480
	CMO WELLS FARGO MTG BACKED SECS 2006-AR8CL III-A-2 VAR 5.2 CUSIP: 94983VAP0		700,000.000	694,750.000	698,450.200
	CMO WELLS FARGO MTG BKD SECS 2005-AR16 TR CL III-A-1 DUE CUSIP: 94981QAE8		1,009,953.800	1,010,427.220	1,001,214.670
	CMO 1ST UN NATL BK COML MTG TR 2002-C1 MTG PASSTHRU CTF C CUSIP: 33736XFS3		1,315,499.440	1,318,732.590	1,320,831.160
	CONSUMERS FDG LLC 2001-1 SECURITIZATION BD CL A-5 5.43% DU CUSIP: 210523AE6		1,250,000.000	1,292,773.440	1,265,967.500
	COUNTRYWIDE HOME LNS INC MEDIUM TERM NTS TR#00292 4.25 CUSIP: 22237LND0		1,250,000.000	1,258,937.500	1,236,683.750
	COUNTRYWIDE HOME LNS INC MEDIUM TERM NTS# TR 00309 2.87 CUSIP: 22237LNW8		800,000.000	780,832.000	797,760.800
	COUNTRYWIDE HOME LNS INC MEDIUM TERM NTSTRANCHE # TR 00 CUSIP: 22237LPM8		720,000.000	700,135.200	699,253.920
	CR SUISSE 1ST BSTN MTG SECS CORP SER 97-C2 CL A3 6.55 P CUSIP: 22540AES3		389,681.990	392,528.500	392,345.860
	CWABS INC 2005-1 ASSET BKD CTF CL AF-3 FLTG RATE 09-25-20 CUSIP: 126673WA6		1,313,780.940	1,301,464.250	1,303,542.650
	CWHEQ HOME EQUITY LN TR SER 2006-S6 ASSET BACKED CTF C CUSIP: 126684AA7		1,369,363.680	1,369,363.680	1,369,428.040
	DAIMLERCHRYSLER AUTO TR 2003-A A4 2.88% DUE 10-08-2009 BEO CUSIP: 23383VBZ2		323,022.200	326,782.370	322,312.520

	Corporate Debt Instruments — Preferred

	United States — USD
	DAIMLERCHRYSLER AUTO TR 2004-B ASSET BKDNT CL A-3 3.18% DU CUSIP: 23383VCN8		141,087.780	141,080.020	140,442.590
	DAIMLERCHRYSLER AUTO TR 2006-A AST BKD CTF CL A-3 VAR RAT CUSIP: 23383VDJ6		850,000.000	849,906.760	847,803.600
	DEERE JOHN CAP CORP MEDIUM TERM NTS-BOOKTRANCHE # CUSIP: 24422EPW3		525,000.000	517,692.000	518,876.930
	DOW CHEM CO SR NT DTD 11/22/2002 5 DUE 11-15-2007 BEO CUSIP: 260543BU6		500,000.000	507,512.500	497,885.000
	DU PONT E I DE NEMOURS & CO 6.75 DUE 09-01-2007 REG CUSIP: 263534BF5		250,000.000	265,295.000	252,002.500
	FORD CR AUTO OWNER TR 2006 C NT CL A 3 5.15999984741 DUE CUSIP: 34528CAD7		775,000.000	774,851.670	774,966.680
	FORD CR FLOORPLAN MASTER OWNER TR A SERIES 2006-3 CLAS CUSIP: 34528QAA2		750,000.000	750,000.000	750,644.250
	G E EQUIP SMALL TICKET LLC SER 2005-2 CLA-3 10-22-2009 BEO CUSIP: 36159MAH7		750,000.000	751,201.170	746,844.750
	GEN DYNAMICS CORP NT 3 DUE 05-15-2008/05-14-2 CUSIP: 369550AJ7		250,000.000	241,997.500	242,064.500
	GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00576 CUSIP: 36962GZZ0		250,000.000	250,880.000	247,725.750
	GILLETTE CO GILLETTE CO 2.875 2.875 DUE 03-15-2008 BEO CUSIP: 375766AL6		250,000.000	241,542.500	242,474.250
	GMACM HOME EQUITY LN TR 2004-HE5 NT CL A-3 3.97% DUE 09-2 CUSIP: 361856DV6		561,978.440	553,021.910	556,726.190
	GMACM HOME EQUITY LN TR 2006-HE2 CL A-1 6.30999994278% DUE CUSIP: 38011AAA2		572,715.150	572,715.150	573,127.500
	GOLDMAN SACHS GROUP INC SR NT 5 DUE 01-15- CUSIP: 38141GEF7		560,000.000	554,612.800	555,297.680

Schedule H, Line 4(i)
Schedule of Assets Held for Investment Purposes

(A)	(B)	(C)		(D)	(E)
	Identity of Issuer, Borrower,	Description of			Current
	Lessor or Similar Description	Investment		Cost	Value
	GOLDMAN SACHS GROUP INC SR NT DTD 01/13/2004 3.875% CUSIP: 38143UAA9		1,000,000.000	962,060.000	974,175.000
	GREEN TREE FINL CORP 1995-3 MFD HSG SR/SUB PASSTHRU CL CUSIP: 393505GH9		225,477.020	245,206.250	230,311.700
	GS AUTO LN TR SER 2004-1 CL A4 2.65% DUE05-16-2011 BEO CUSIP: 36292RAM3		445,865.070	433,899.860	441,426.480
	HARLEY-DAVIDSON MOTORCYCLE TR SERIES 2003-1 CLASS-A2 2. CUSIP: 41283AAV1		305,207.610	298,161.610	301,089.440
	HARLEY-DAVIDSON MOTORCYCLE TR 2006-2 CL A-1 5.36 DUE 10-15 CUSIP: 41283BAA5		520,191.370	520,183.880	520,333.380
	HARTFORD FINL SVCS GROUP INC SR NT DTD 08/29/2002 4.7 DUE CUSIP: 416515AG9		1,000,000.000	1,011,556.800	995,018.000
	HOME LN TR 2006-HI4 HOME LN BKD NT CL A-1 09-25-2036 REG CUSIP: 43718MAA2		614,871.910	614,871.910	614,898.960
	HONDA AUTO RCVBLS 2006-3 OWNER TR ABS NT CL A-4 5.11 CUSIP: 43812RAD0		980,000.000	979,816.050	977,109.980
	HONDA AUTO RECEIVABLES GRANTOR TR SER 2005-1 CL A3 3.53% CUSIP: 43812VAC3		212,859.170	210,256.630	211,396.190
	HONDA AUTO RECEIVABLES 2003-4 OWNER TR AST BKD NT CL A-4 CUSIP: 43812HAD2		288,154.600	282,335.240	285,466.410
	HONDA AUTO RECEIVABLES 2005-2 OWNER TR SER 2005-2 CL A3 3 CUSIP: 43812YAC7		515,704.500	508,653.850	512,242.060
	HONDA AUTO RECEIVABLES 2005-5 TR NT CL A-3 4.61% DUE 08-1 CUSIP: 43812MAC3		430,000.000	429,934.080	427,695.630
	HOUSEHOLD FIN CORP NT DTD 01/27/1994 6.45% DUE 02-01-20 CUSIP: 441812FF6		500,000.000	512,940.000	510,690.500
	HSBC AUTOMOTIVE TR USA 2006-3 ASSET BACKED NT CL A-2 5 CUSIP: 40431CAB4		735,000.000	734,949.820	735,584.330
	HSBC HOME EQTY LN TR USA 06-4 CLOSED-ENDASTBKD CTF A-1F 5. CUSIP: 40430VAA5		540,000.000	539,965.530	539,962.200
	HYUNDAI AUTO RECEIVABLES TR 2006-A NT A-3 5.13% DUE 06-1 CUSIP: 449182BR4		575,000.000	574,925.080	574,189.830
	HYUNDAI AUTO RECEIVABLES TR 2006-B 5.11%DUE 04-15-2011 CUSIP: 44920DAC0		945,000.000	944,914.570	944,390.480
	IMC HOME EQTY LN TR SER 1998-3 PASSTHRU CTF CL A-8 6.34 DU CUSIP: 449670EQ7		83,037.270	87,146.950	82,813.900

	Corporate Debt Instruments — Preferred

	United States — USD
	INTL BUSINESS MACHS CORP MEDIUM MTN 3.8 DUE 02-01-2008 CUSIP: 45920QET7		1,000,000.000	999,610.000	984,250.000
	LEHMAN BROTHERS HLDGS INC MEDIUM TERM NTS BOOK ENTRY MTN CUSIP: 52517PXT3		1,000,000.000	958,500.000	966,615.000
	LONG BEACH ACCEP AUTO RECEIVABLES TR 2005-B CL A-3 4.40 CUSIP: 542391CD7		750,000.000	741,064.450	744,568.500
	M & I MARSHALL & ILSLEY BK MILW WI MTN 3.95 DUE 08-14-200 CUSIP: 5525V0AM8		475,000.000	461,225.000	459,561.550
	MARSHALL & ILSLEY CORP M AND I CORP NTS 4.375% DUE 08-01-2 CUSIP: 571834AE0		1,000,000.000	976,250.000	978,049.000
	MBNA CR CARD MASTER NT TR 2006-A1 NT CL A 4.90000009537% D CUSIP: 55264TDP3		1,099,999.990	1,098,850.720	1,096,511.890
	MERRILL LYNCH & CO INC MEDIUM TERM NTS BTRANCHE # TR 0031 CUSIP: 59018YNZ0		250,000.000	249,467.500	247,133.000
	MERRILL LYNCH & CO INC MEDIUM TERM NTS BTRANCHE # TR 0035 CUSIP: 59018YQU8		750,000.000	726,922.500	733,835.250
	MERRILL LYNCH & CO INC MEDIUM TERM NTS BTRANCHE # TR 0048 CUSIP: 59018YWD9		500,000.000	500,000.000	496,149.000
	MORGAN STANLEY & CO INC SR NT DTD 05/07/2003 4.25 DU CUSIP: 61744AAN0		660,000.000	647,559.000	637,826.640
	NATIONAL CITY CORP 3.2% DUE 04-01-2008 BEO CUSIP: 635405AN3		1,000,000.000	961,380.000	971,755.000
	NATL RURAL UTILS COOP FIN CORP COLL TR BD 3.875 DUE 02-15 CUSIP: 637432CY9		250,000.000	247,555.000	246,130.250
	NAVISTAR FINL 2003-B OWNER TR ASSET BKD NT CL A-4 3.25% DU CUSIP: 63936XAD6		500,000.000	499,880.150	491,655.500
	NEW CENTY HOME EQUITY LN TR SER 2005-A CL A2 08-25-2035 R CUSIP: 64352VLW9		216,372.620	214,377.930	214,533.670
	NISSAN AUTO RECEIVABLES GRANTOR TR 4.19% DUE 07-15-2009 BEO CUSIP: 65475BAC8		530,000.000	529,956.750	524,917.300

Schedule H, Line 4(i)
Schedule of Assets Held for Investment Purposes

(A)	(B)	(C)		(D)	(E)
	Identity of Issuer, Borrower,	Description of			Current
	Lessor or Similar Description	Investment		Cost	Value
	NISSAN AUTO RECEIVABLES 2006-A OWNER TR CL A-3 4.74 DUE 09 CUSIP: 654921AC9		400,000.000	399,962.080	397,737.200
	NISSAN AUTO RECEIVABLES 2006-B OWNER TR 2006-B A3 5.16% DU CUSIP: 65475CAC6		339,999.990	339,936.350	339,542.350
	OWNIT MTG LN TR SER 2006-1 CL AF-1 09-25-2029 REG CUSIP: 69121PCG6		581,990.630	581,216.800	578,897.930
	PG&E ENERGY RECOVERY FDG LLC SERIES 2005-1 CLASS-A2 3. CUSIP: 693401AB7		701,682.590	701,535.940	689,922.390
	PNC FDG CORP SUB NT 7.5 DUE 11-01-2009 BEO CUSIP: 693476AP8		725,000.000	767,593.750	765,627.550
	POPULAR ABS INC 2005-2 MTG PASSTHRU CTF AF-2 04-25-2035 RE CUSIP: 73316PCB4		1,100,000.000	1,088,312.500	1,088,956.000
	PRAXAIR INC NT 2.75 DUE 06-15-2008/06-14-2 CUSIP: 74005PAM6		500,000.000	476,625.000	482,743.000
	PVTPL ASSET BKD CTF CL A-3 144A 5.49% DUE 04-15-2011 BEO CUSIP: 262073AC3		700,000.000	699,976.690	702,129.400
	PVTPL CMO MORGAN STANLEY CAP I INC SER 1997-WF1 CL E 144A CUSIP: 61745MBA0		365,000.000	368,008.400	366,539.210
	PVTPL MONUMENTAL GLOBAL FDG II SR SECD NT 144A 3.85% DUE CUSIP: 615322AN4		400,000.000	395,328.000	392,584.400
	REGIONS FINL CORP NEW BD 4.5% DUE 08-08-2008 BEO CUSIP: 7591EPAA8		1,020,000.000	1,005,679.200	1,007,171.460
	RENAISSANCE HOME EQTY LN TR 2006-4 MTG PASS THRU CTF CL A CUSIP: 75970HAD2		360,000.000	360,000.000	360,000.000
	RESDNTL AST MTG PRODS INC 2004-RS4 MTG PAS CL A-I-3 4.003 CUSIP: 7609852V2		155,771.140	154,408.140	155,048.830
	RESDNTL AST SEC CORP MTG PA 4.704 A/BKD 25/10/2031 USD1000 CUSIP: 76110WSY3		1,041,120.900	1,030,384.340	1,032,633.680
	RESIDENTIAL ASSET MTG PRODS INC SER 2004-RS4 CL A-I-4 CUSIP: 7609852W0		1,105,000.000	1,095,978.710	1,094,536.760
	SBC COMMUNICATIONS INC SBC COMMUNICATIONS INC CUSIP: 78387GAD5		500,000.000	520,585.000	516,205.000
	SECURITIZED ASSET BACKED RECEIVABLES LLCTR SER 2006-CB1 CL CUSIP: 81375WHG4		423,190.300	423,188.310	421,149.680

	Corporate Debt Instruments — Preferred

	United States — USD
	SIMON PPTY GROUP L P SIMON PPTY GROUP LP6.375 DUE 11-15-20 CUSIP: 828807AJ6		500,000.000	504,175.000	503,851.500
	SLM CORP MEDIUM TERM NTS BOOK ENTRY MTN 4 DUE 01-15-2009 CUSIP: 78442FBK3		1,000,000.000	972,191.100	977,794.000
	SLM CORP MEDIUM TERM NTS TR 00013 3.625 DUE 03-17-2008 CUSIP: 78442FAN8		600,000.000	583,470.000	587,593.200
	TARGET CORP TARGET NEW DEAL 3.375% DUE 03-01-2008/02-28-2 CUSIP: 87612EAL0		1,050,000.000	1,019,424.000	1,027,807.200
	TEXTRON FINL CORP MEDIUM TERM NTS BOOK ETRANCHE # TR 0063 CUSIP: 88319QG98		550,000.000	539,374.000	542,279.650
	TOYOTA AUTO RECEIVABLES 2003-B OWNER TR SER 2003-B CL A4 2 CUSIP: 89232YAD0		1,116,804.750	1,116,625.360	1,115,686.830
	TRIAD AUTO RECEIVABLES TR 2006-A ASSET BKD NT CL A-3 4.77 CUSIP: 895787AW9		750,000.000	749,888.990	745,578.750
	TRIAD AUTOMOBILE RECEIVABLES TR 2006-B A3 5.41 DUE 08-12- CUSIP: 89578VAC0		850,000.000	849,972.550	852,677.500
	TRIAD AUTOMOBILE RECEIVABLES TRUST 2005-A CL A-4 4.22 CUSIP: 89578SAN3		1,000,000.000	980,742.190	982,518.000
	U S BK NATL ASSN CIN OH MEDIUM TRANCHE #TR 00205 2.4 DUE CUSIP: 90331HJN4		1,200,000.000	1,202,388.000	1,192,585.200
	UNITEDHEALTH GROUP INC SR NT 3.3% DUE 01-30-2008/12-03-2 CUSIP: 91324PAF9		500,000.000	486,730.000	489,052.000
	USAA AUTO OWNER TR 2006-1 ASSET BACKED NT CL A-3 5.01% DU CUSIP: 903278CQ0		700,000.000	699,900.210	698,431.300
	USAA AUTO OWNER TR 2006-4 AST BACKED NT CL A-4 4.98 DUE 10 CUSIP: 90327LAD2		550,000.000	549,833.300	548,289.500
	VERIZON GLOBAL FDG CORP NT 4 DUE 01-15-2008 BEO CUSIP: 92344GAU0		250,000.000	247,287.500	246,654.750
	WA MUT BK FA CHATSWORTH CAL GL TRANCHE #SR 00030 DUE 11-0 CUSIP: 93933VBF4		1,000,000.000	999,835.000	999,189.000
	WA MUT INC NT 4 DUE 01-15-2009 REG CUSIP: 939322AL7		250,000.000	242,457.500	243,745.750

Schedule H, Line 4(i)
Schedule of Assets Held for Investment Purposes

(A)	(B)	(C)		(D)	(E)
	Identity of Issuer, Borrower,	Description of			Current
	Lessor or Similar Description	Investment		Cost	Value
	WELLS FARGO & CO NT 3.5 DUE 04-04-2008 BEO CUSIP: 949746EX5		1,000,000.000	966,360.000	979,293.000
	WELLS FARGO FINL AUTO OWNER TR 2004-A CLA-4 2.67 % DUE 08-1 CUSIP: 949785AD1		1,416,353.360	1,416,187.780	1,397,430.880
	WELLS FARGO MTG BACKED SECS 2006-AR10 TRMTG PASSTHRU CTF CUSIP: 94983YAQ2		520,687.640	517,840.130	520,754.810
	WFS FINL 2004-4 OWNER TR CL C 3.21% DUE 05-17-2012 REG CUSIP: 92927TAF0		427,680.920	419,461.420	419,411.710
	WYETH 4.375% DUE 03-01-2008/02-28-2008 BEO CUSIP: 983024AB6		500,000.000	499,570.000	494,752.000

	Total United States — USD			97,850,934.600	97,555,546.690

	Total Corporate Debt Instruments — Preferred			101,272,211.230	100,960,057.630

	Corporate Debt Instruments — Other

	Mexico — USD
	PVTPL BANCO MERCANTILE DEL NORTE S A GRAND CAY 6.135 DU CUSIP: 05960AAB0		278,000.000	278,000.000	278,093.130

	Total Mexico — USD			278,000.000	278,093.130

	United States — USD
	ALLIED CAP CORP NEW NT DTD 12/07/2006 6% DUE 04-01-2012 CUSIP: 01903QAB4		455,000.000	454,617.800	448,458.470
	AMVESCAP PLC SR NT 5.9% DUE 01-15-2007/01-14-2 CUSIP: 03235EAH3		1,000,000.000	1,043,910.000	1,000,094.000

	Corporate Debt Instruments — Other

	United States — USD
	AOL TIME WARNER INC AOL TIME WARNER INC.6.15% DUE 05-01-20 CUSIP: 00184AAE5		250,000.000	259,742.500	250,492.500
	CAP 1 FINL CORP NT 8.75 DUE 02-01-2007 BEO CUSIP: 14040HAF2		1,250,000.000	1,364,912.500	1,253,058.750
	CAPITAL ONE AUTO FIN TR 2006-A NT CL A-35.33% DUE 11-15-20 CUSIP: 14041GCU8		1,000,000.000	995,273.440	1,001,028.000
	CELULOSA ARAUCO Y CONSTITUCION S A NT 7.75% DUE 09-13-20 CUSIP: 151191AJ2		425,000.000	462,918.500	460,283.080
	CHASE AUTO OWNER TR 2006-A ASSET BACKED NT CL A-2 5.37% DU CUSIP: 161445AA9		350,000.000	349,994.810	350,091.000
	CMO ABFC 2006-OPT3 TR ASSET BKD CTF CL A-3A FLTG DUE 11-2 CUSIP: 00075VAC5		438,053.160	438,053.160	438,099.590
	CMO BANC AMER FDG CORP SER 2005-E CL 4-A-1 DUE 03-20-20 CUSIP: 05946XXQ1		875,470.180	857,276.820	862,614.780
	CMO BEAR STEARNS ARM TR 2006-1 MTG BKD NT CL A-1 DUE 02-2 CUSIP: 07387AGZ2		918,340.590	900,784.540	902,286.160
	CMO FIRST HORIZON MTG PASS THRU TR 2006 FA5 CL A-3 6.25% D CUSIP: 32052TAC0		441,761.790	442,106.910	442,208.850
	CMO GMACM MTG LN TR 2004-J1 CL A-15 5.25% DUE 04-25-20 CUSIP: 36185NU81		327,272.420	324,204.240	325,497.290
	CMO GNMA 2006-066 REMIC PASSTHRU CTF CL A 4.087 DUE 11-30- CUSIP: 38373MWH9		708,920.350	687,652.740	689,465.450
	CMO GNMA 2006-068 REMIC PASSTHRU CTF CL A 3.888 DUE 07-16- CUSIP: 38375JCF0		1,500,000.000	1,455,000.000	1,452,439.500
	CMO GNMA 2006-67 REMIC PASSTHRU CTF CL A3.947 DUE 10-06-2 CUSIP: 38374N7X9		3,000,000.000	2,925,001.800	2,925,000.000
	CMO J P MORGAN MTG TR 2004-S2 MTG PASSTHRU CTF CL 2- CUSIP: 466247JD6		511,952.070	509,151.160	507,876.930
	COMCAST CABLE COMMUNICATIONS INC EXCHANGE NT 8.375% CUSIP: 20029PAF6		250,000.000	280,315.000	252,313.000
	COMWLTH EDISON CO COMWLTH EDISON NT 3.7 DUE 02-01-2008/01- CUSIP: 202795HF0		275,000.000	269,758.500	269,559.680

Schedule H, Line 4(i)
Schedule of Assets Held for Investment Purposes

(A)	(B)	(C)		(D)	(E)
	Identity of Issuer, Borrower,	Description of			Current
	Lessor or Similar Description	Investment		Cost	Value
	DAIMLERCHRYSLER AUTO TR 2006-B 2006-B AST BKD NT CL A-2 CUSIP: 23383WAB4		736,462.590	736,433.650	736,408.090
	DAIMLERCHRYSLER N AMER HLDG CORP GTD NT 06/04/2003 4.05 DU CUSIP: 233835AV9		250,000.000	244,412.500	244,659.250
	DAIMLERCHRYSLER N AMER HLDG CORP MED TRANCHE # TR 00040 CUSIP: 23383FBR5		525,000.000	522,915.750	525,747.080
	DEUTSCHE MTG&AST RECEIVING CO COML PSTRUCTF 1998-1 CL A-2 CUSIP: 251562AC8		689,105.500	695,162.090	693,662.550
	DOMINION RES INC DEL SR NT SER D 5.125% DUE 12-15-2009/12- CUSIP: 257469AH9		1,000,000.000	998,000.000	993,617.000
	GMAC COML MTG SEC INC SER 1998-C1 CL D 6.974 PASSTHRU CTF CUSIP: 361849DJ8		435,000.000	443,801.950	442,600.760
	GS AUTO LN TR 2005-1 NT CL A-2 4.32% DUE 05-15-2008 REG CUSIP: 36292RAT8		138,259.030	138,253.930	138,152.990
	LB COML CONDUIT MTG TR SER 1998-C1 CL A-3 6.48 PASSTHRU CUSIP: 501773BB0		632,867.950	636,977.440	635,936.730
	MTG CAP FDG INC SER 1997-MC2 CL D 7.117 MTG PASS THRU CTF CUSIP: 61910DDF6		365,000.000	368,935.160	365,344.560
	NATL CY BK CLEV OH MEDIUM TERM BK NTS BOOK ENTRY MTN 3.3 CUSIP: 634902LC2		1,150,000.000	1,152,633.500	1,130,358.000
	POPULAR N AMER INC MEDIUM TERM NTS BOOK ENTRY 4.7 DUE 06-3 CUSIP: 73318EAL7		375,000.000	369,476.250	367,090.130
	POPULAR NORTH AMER INC MEDIUM TERM NTS BOOK ENTRY MTN 5.2 CUSIP: 73318EAN3		1,000,000.000	998,130.000	996,685.000
	PVTPL MTG CAP FDG INC SER 97-MC2 7.214 MTG PASSTHRU CTF D CUSIP: 61910DDH2		750,000.000	758,250.010	752,176.500
	SOUNDVIEW HOME LN TR SER 2006-A CL A 11-25-2035 BE CUSIP: 83612GAA8		425,211.560	425,211.560	425,180.940
	SPRINT CAP CORP GTD NT DTD 05/06/1999 6.375% DUE 05-01-2 CUSIP: 852060AF9		1,000,000.000	1,024,190.000	1,020,022.000
	TELECOM ITALIA CAP GTD SR NT 6.2% DUE 07-18-2011 BEO CUSIP: 87927VAS7		700,000.000	716,520.000	710,340.400

	Corporate Debt Instruments — Other

	United States — USD
	UN PAC CORP UNP 5.75 DUE 10-15-2007/10-14-2 CUSIP: 907818CM8		250,000.000	258,815.000	250,135.750
	US UNWIRED INC SECOND PRIORITY SR SECD NT 10% DUE 06-15-2 CUSIP: 90338RAG9		366,000.000	403,515.000	402,600.000
	VIACOM INC SR NT 5.75% DUE 04-30-2011/10-18-2 CUSIP: 925524AZ3		600,000.000	603,558.000	600,306.600
	WEYERHAEUSER CO NT 6.125% DUE 03-15-2007/09-15-2 CUSIP: 962166BM5		42,000.000	45,090.770	42,029.820
	1ST MD BANCORP SUB NT DTD 07/01/1997 7.2 DUE 07-01-2007 REG CUSIP: 320806AG7		960,000.000	1,078,387.200	966,686.400

	Total United States — USD			26,639,344.180	26,270,607.580

	Total Corporate Debt Instruments — Other			26,917,344.180	26,548,700.710

	Corporate Stock — Common

	United States — USD
	MOTOROLA INC COM CUSIP: 620076109		29,104,032.000	478,767,040.920	598,378,897.920

	Total United States — USD			478,767,040.920	598,378,897.920

	Total Corporate Stock — Common			478,767,040.920	598,378,897.920

Schedule H, Line 4(i)
Schedule of Assets Held for Investment Purposes

(A)	(B)	(C)		(D)	(E)
	Identity of Issuer, Borrower,	Description of			Current
	Lessor or Similar Description	Investment		Cost	Value
	Participant Loans

	United States — USD
	&&&MOTOROLA LOAN ASSET CUSIP: 000101469				56,822,384.030

	Total United States — USD			—	56,822,384.030

	Total Participant Loans			—	56,822,384.030

	Value of Interest in Common/Collective Trusts

	International Region — USD
	MFB NTGI-QM COLTV DAILY EAFE INDEX FD LENDING CUSIP: 658991450		1,545,304.840	450,712,944.300	632,292,381.380

	Total International Region — USD			450,712,944.300	632,292,381.380

	United States — USD
	COLTV SHORT TERM INVT FD CUSIP: 195998AC3		20,778,426.540	20,778,426.540	20,778,426.540
	COLTV STIF CUSIP: 195997KU4		212,082,593.280	212,082,593.280	212,082,593.280
	MFB NTGI-QM COLLECTIVE DAILY S&P MIDCAP 400 EQUITY INDEX F CUSIP: 194992715		20,907,977.260	421,494,173.420	583,771,633.080
	MFB NTGI-QM COLTV DAILY AGGREGATE BD INDEX FD-LNDG CUSIP: 66585W103		689,719.210	218,465,983.320	234,383,140.820
	MFB NTGI-QM COLTV DAILY RUSSELL 2000 EQTY INDEX FD-LEND CUSIP: 658991377		361,542.110	255,177,117.350	333,730,844.730

	Value of Interest in Common/Collective Trusts

	United States — USD
	MFB NTGI-QM COLTV DAILY S&P 500 EQTY INDEX FD-LENDING CUSIP: 658991294		302,055.480	808,735,073.570	1,160,459,095.170

	Total United States — USD			1,936,733,367.480	2,545,205,733.620

	Total Value of Interest in Common/Collective Trusts			2,387,446,311.780	3,177,498,115.000

	Value of Interest in Master Trusts

	United States — USD
	MFO MOTOROLA BD POOL UNITS CUSIP: 62008A984		47,103,741.350	585,357,436.860	722,940,450.120
	MFO MOTOROLA STK POOL UNITS CUSIP: 62008A992		98,933,343.790	886,590,164.650	1,175,503,038.380

	Total United States — USD			1,471,947,601.510	1,898,443,488.500

	Total Value of Interest in Master Trusts			1,471,947,601.510	1,898,443,488.500
	Total			4,554,477,661.030	5,946,456,842.570

* Party in-interest
See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Benefits Committee of the Motorola 401(k) Plan has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

MOTOROLA 401(k) PLAN

Date: June 28, 2007	By:	/s/ Ronald T. Miller

Ronald T. Miller
Corporate Vice President and Director of
Global Total Rewards, Motorola, Inc. and a
Senior Management Member of the
Retirement Benefits Committee of the
Motorola 401(k) Plan